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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            ESSEX INTERNATIONAL INC.
                           (Name of Subject Company)

                            ------------------------

                            ESSEX INTERNATIONAL INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  297025 10 8
                     (CUSIP Number of Class of Securities)

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                                STEVEN R. ABBOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ESSEX INTERNATIONAL INC.
                                1601 WALL STREET
                              FORT WAYNE, IN 46802
                                 (219) 461-4000

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                        of the person filing statement)

                            ------------------------

                                   Copies to:


                              RICHARD CLIMAN, ESQ.
                               PAUL QUINLAN, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                               300 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000


                               (Final Amendment)

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    This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on October 28, 1998 by Essex International Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 thereto filed with the Commission on November 16, 1998 (collectively, the "Schedule 14D-9"). The
Schedule 14D-9 was filed in connection with the tender offer made by Superior TeleCom Inc., a Delaware corporation ("Parent"), and SUT Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase up to 22,562,135 shares of common stock of the Company at a price of $32.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated October 28, 1998, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    Item 4 "BACKGROUND" of the Schedule 14D-9 is hereby amended to include the following:

    On November 27, 1998, Parent issued a press release announcing that it had accepted for payment pursuant to the Offer, 22,562,135 shares of common stock of the Company, representing approximately 81% of the outstanding shares of common stock of the Company. A copy of the press release is filed as Exhibit 10 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Item 9 of the Schedule 14D-9 is hereby amended to include the following as an exhibit:

    Exhibit 10: Text of the Press Release dated November 27, 1998 issued by Superior TeleCom Inc.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

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
                                ESSEX INTERNATIONAL INC.

                                By:  /s/ DAVID A. OWEN
                                     -----------------------------------------
                                     Name: David A. Owen
                                     Title: CHIEF FINANCIAL OFFICER
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Dated: November 27, 1998

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